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                            July 20, 2022

       Zhiwei Xu
       Chief Executive Officer
       Jowell Global Ltd.
       2nd Floor, No. 285 Jiangpu Road
       Yangpu District, Shanghai, China 200082

                                                        Re: Jowell Global Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed June 29, 2022
                                                            File No. 333-264109

       Dear Mr. Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed June 29,
2022

       Cover page

   1.                                                   We reissue our comment
1. We note your revised disclosure on the cover page and page 1
                                                        that    [t]he business
operations of our VIE include value-added telecommunication
                                                        services and foreign
ownership of value-added telecommunications services is subject to restrictions under
current PRC laws and regulations.    Please revise to clearly state that
                                                        Chinese law prohibits
direct foreign investment in your operating companies.
   2. We note your response to comment 2 and reissue. We note that the company continues to use terms such as
we    or    our    when describing activities or functions of a VIE. For
                                                        example, on the cover
page you state: "However, neither any of our subsidiaries or our
                                                        VIE has made any
dividends or other distributions to our holding company or any U.S.
 Zhiwei Xu
FirstName  LastNameZhiwei Xu
Jowell Global Ltd.
Comapany
July       NameJowell Global Ltd.
     20, 2022
July 20,
Page  2 2022 Page 2
FirstName LastName
         investors as of the date of this prospectus;" and "Investors of our ordinary shares will not own any equity interests in our VIE and may never hold equity interests in our Chinese operating companies, but instead own shares of a Cayman Islands holding company."
         Please revise throughout your prospectus.
3. We note your response to comment 3 and reissue in part. Please amend the disclosure in the summary risk factors to discuss whether any transfers, dividends, or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, we note that you provide appropriate disclosure on the cover page and in the prospectus summary and risk factors sections. Provide a cross-reference on the cover page to the disclosure in the risk factors.
4. We note your response to comment 5 and reissue in part. Please amend the referenced risk factor section to state that, to the extent cash/assets in the business is in the
         PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. Additionally, please provide a cross reference on the cover page to the discussion of this issue in your summary and summary risk factors section.
Prospectus Summary, page 1

5. We note your response to comment 7 and reissue. Please revise to consistently remove all references to your "control" of the VIE, and revise to clarify that you are the primary beneficiary of the VIE for accounting purposes, and provide a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
6. We note your response to comment 11, however, the basis for your statement that "[you],
         [y]our subsidiaries, or VIE are not covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency that is required to approve our VIE's business and operations," remains unclear. We note that the disclosure goes on to confirm counsel's opinion as to approvals that may be required by the Cyberspace Administration of China, however, counsel's opinion does not appear to extend to the CSRC or any other governmental agency. If you intend for counsel's opinion to extend to those agencies, revise to state as much. Alternatively, revise to state the basis that no such permissions are required.
Our Organizational Structure
Variable Interest Entity Arrangements, page 13

7. We note your response to comment 6 and reissue in part. Please revise to provide additional detail regarding each contract and arrangement through which you claim to
 Zhiwei Xu
Jowell Global Ltd.
July 20, 2022
Page 3
      have economic rights and exercise control that results in consolidation
of the VIE   s
      operations and financial results into your financial statements.
       Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.



                                                           Sincerely,
FirstName LastNameZhiwei Xu
                                                           Division of
Corporation Finance
Comapany NameJowell Global Ltd.
                                                           Office of Trade &
Services
July 20, 2022 Page 3
cc:       Jeffrey Li, Esq.
FirstName LastName